Exhibit 99.1

Results of Operations

For the six months ended December 31, 2023 and 2022

The following tables set forth our results of operations for the periods presented in dollars and as a percentage of our revenue:

	For the Six Months Ended December 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
	(Unaudited)		(Unaudited)
Revenues	$29,284,218	100	$56,475,121	100	$(27,190,903)	(48)
Cost of revenues	(28,705,358)	(98)	(55,456,935)	(98)	26,751,577	(48)
Gross profit	578,860	2	1,018,186	2	(439,326)	(43)

Operating expenses:
General and administrative expenses	(807,114)	(3)	(649,079)	(1)	(158,035)	24
Total operating expenses	(807,114)	(3)	(649,079)	(1)	(158,035)	24
Income (loss) from operations	(228,254)	(1)	369,107	1	(597,361)	(162)

Other income (expenses):
Interest income	2,641	—	1,408	—	1,233	88
Interest expenses	(5,587)	—	—	—	(5,587)	—
Other income, net	28,875	—	50,674	—	(21,799)	(43)
Total other income, net	25,929	—	52,082	—	(26,153)	(50)

Income (loss) before income taxes	(202,325)	(1)	421,189	1	(623,514)	(148)

Provision for income taxes	(14,508)	—	(241,532)	—	227,024	(94)
Net (loss) income	$(216,833)	(1)	$179,657	—	$(396,490)	(221)

Revenue

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites. Revenues from both types of transactions are recognized at a point in time when the performance obligation to deliver those online marketing services is checked and accepted by customers.

Risk Assessment services

The Company provides various risk assessment services of vehicle accident prediction to insurance companies to reduce their vehicle accident compensation risks. Based on the vehicle’s information we collected, we build our customers predictive models with multi-dimensional, multi-features and the risk assessment results in visual form. Consideration received for risk assessment services reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. The service revenue is recognized at a point in time upon the service delivery and acceptance by the customers.

Value-added Bundled Benefits

The Company sells value-added bundled benefits to insurance carriers through service codes which carriers provide to their clients as part of the latter’s service package. Upon presenting the code, vehicle owners are able to use a series of vehicle maintenance services such as car washing, car maintenance, driver services and vehicle moving notification services. Revenue is recognized at the time when the related services have been delivered based on the specific terms of the contract.

The following table sets forth the breakdown of our revenue for the six months ended December 31, 2023 and 2022, respectively:

	For the Six Months Ended December 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Digital promotion services	$19,010,864	65	$43,090,992	76	$(24,080,128)	(56)
Risk assessment services	6,015,914	21	9,032,437	16	(3,016,523)	(33)
Value-added bundled benefits	4,257,440	14	4,351,692	8	(94,252)	(2)
Total	$29,284,218	100	$56,475,121	100	$(27,190,903)	(48)

Total revenue for the six months ended December 31, 2023 decreased by $27.2 million, or 48%, to $29.3 million from $56.5 million for the same period in 2022, primarily due to decreases in our revenue from digital promotion services and risk assessment services.

Revenues from Digital Promotion Services.

Revenues from digital promotion services accounted for 65% and 76% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. Revenue from digital promotion services decreased by $24.1 million, or 56% from $43.1 million for the six months ended December 31, 2022, to $19.0 million for the same period in 2023, The revenues decrease was primarily caused by decreased customer demand in promotion business due to the macro-economic environment distress after epidemic prevention control.

Revenues from Risk Assessment Services.

Revenues from risk assessment services accounted for 21% and 16% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. Revenue for risk assessment services decreased by $3.0 million, or 33%, to $6.0 million for the six months ended December 31, 2023 from $9.0 million for the same period in 2022, which was mainly due to the decreased budget of insurance companies for the risk assessment services.

Revenues from Value-added Bundled Benefits.

Revenues from value-added bundled benefits accounted for 14% and 8% of our total revenues for the six months ended December 31, 2023 and 2022, respectively. Revenue for value-added bundled benefits decreased by $0.1 million, or 2%, to $4.3 million for the six months ended December 31, 2023 from $4.4 million for the same period in 2022.

Cost of Revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended December 31, 2023 and 2022, respectively:

	For the Six Months Ended December 31,
	2023		2022		Variance
	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Digital promotion services	$18,904,188	66	$42,386,148	76	$(23,481,960)	(55)
Risk assessment services	5,643,689	20	8,815,898	16	(3,172,209)	(36)
Value-added bundled benefits	4,157,481	14	$4,254,889	8	(97,408)	(2)
Total	$28,705,358	100	$55,456,935	100	$(26,751,577)	(48)

Cost of revenue decreased by $26.8 million or 48%, to $28.7 million for the six months ended December 31, 2023 from $55.5 million for the same period in 2022, which was in tandem with the decrease in digital promotion services revenue for the six months ended December 31, 2023.

Cost of digital promotion service decreased to $18.9 million for the six months ended December 31, 2023 from $42.4 million for the same period in 2022. The decrease was in line with the decrease in risk assessment services revenues.

Cost of risk assessment services decreased by $3.2 million, or 36%, to $5.6 million for the six months ended December 31, 2023 from $8.8 million for the same period in 2022. The decrease was in line with the decrease in value-added bundled benefits revenues.

Gross Profit

Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin.

Total gross profit decreased by $0.4 million, or 43%, to $0.6 million for the six months ended December 31, 2023 from $1.0 million for the six months ended December 31, 2022. Gross profit margin increased by 0.2%, to 2.0% for the six months ended December 31, 2023, from 1.8% for the same period in 2022.

Operating Expenses

General and Administrative Expenses

Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses related to general corporate activities. We expect that our general and administrative expenses to increase modestly in the near future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company.

General and administrative expenses increased by $0.2 million, or 24%, to $0.8 million for the six months ended December 31, 2022 from $0.6 million for the six months ended December 31, 2022. The increase was mainly because we incurred more professional fees related to preparation for our initial public offering (the “IPO”) for the six months ended December 31, 2023 compared to the same period in 2022.

Other income, net

Other income, net decreased by $21,799, or 43%, to $28,875 for the six months ended December 31, 2023 from $50,674 for the six months ended December 31, 2022, primarily attributable to additional tax benefits and government subsidies received in 2022.

Provision for Income Taxes

Our provision for income taxes was $14,508 and $241,532 for the six months ended December 31, 2023 and 2022, respectively.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis.

Net Income

As a result of the foregoing, we had a net loss of $216,833 for the six months ended December 31, 2023 compared to a net income of $179,657 for the six months ended December 31, 2022.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. As of December 31, 2023, we had cash of $5,134,863. As of December 31, 2023, we had accounts receivable from third parties of $266,007, such accounts receivable balance has been fully collected as of the date of this prospectus.

To date, we have financed our operations primarily through cash generated from operations We expect to finance our operations and working capital needs in the near future from part of the net proceeds of our proposed IPO and cash generated through operations.

We believe that our current levels of cash and cash flows from operations, combined with the net proceeds from this proposed offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months from the date of this prospectus. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures or similar actions. As of the date of this prospectus, we have not identified any specific targets for investments or acquisitions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue additional equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that could restrict our operations.

Prior to the restructuring, which was completed in March 2022, U-BX Beijing was a variable interest entity with which Lianghua Technology entered into a series of contractual arrangements with. Although we consolidate the results of U-BX Beijing and its subsidiaries, we only had access to cash balances or future earnings of U-BX Beijing and its subsidiaries through the contractual arrangements between Lianghua Technology and U-BX Beijing. After the completion of the restructuring, U-BX Beijing became an indirect wholly-owned subsidiary of the Company.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to the Company and its subsidiaries in the Cayman Islands, and Hong Kong. However, we have no present plans to declare dividends and plan to retain our earnings to continue to grow our business. In addition, these restrictions have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

Cash flows

For the six months ended December 31, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Net cash (used in) operating activities	$(1,447,765)	$(111,819)
Net cash (used in) investing activities	(12,107)	(1,982)
Net cash provided by (used in) financing activities	5,279,184	(32,704)
Effect of foreign exchange rate on cash	21,842	(48,029)
Net increase (decrease) in cash	3,841,154	(194,534)
Cash at the beginning of the year	1,293,709	1,518,706
Cash at the end of the year	$5,134,863	$1,324,172

Operating Activities

Net cash used in operating activities amounted to $1,447,765 for the six months ended December 31, 2023. It was primarily due to a) a net loss of $216,833, adjusted by depreciation and amortization of $1,260; b) an increase in account payable of $1.1 million; and c) a decrease in advance from customers of $1.8 million.

Net cash used in operating activities amounted to $111,819 for the six months ended December 31, 2022. It was primarily due to a) a net income of $179,657, adjusted by depreciation and amortization of $997 and bad debt expense of $4,850; b) a decrease in advance to suppliers of $9.7 million; and c) a decrease in advance from customers of $10.6 million was due primarily to the epidemic outbreaks in December 2022 in China, which resulted a temporary suspension of our operations.

Investing Activities

Net cash used in investing activities was $12,107 for the six months ended December 31, 2023 was for the purchase of property and equipment.

Net cash used in investing activities was $1,982 for the six months ended December 31, 2022 was for the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities amounted to $5,279,184 for the six months ended December 31, 2023, representing receipt of issuance of ordinary shares from shareholders of $4,999,823, proceeds from short-term loan of $558,722 and repayments of short-term loan of $279,361.

Net cash used in financing activities amounted to $32,704 for the six months ended December 31, 2022 was for the deferred registration costs.

Contractual Obligation

The following table summarizes our material contractual obligations, which are comprised entirely of operating borrowing obligations, as of December 31, 2023, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period (Unaudited)
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loan	$423,567	$423,567	$—	$—	$—
Total	$423,567	$423,567	$—	$—	$—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Management Estimates

Use of estimates

We prepare our unaudited condensed financial statements in conformity with U.S. GAAP, which requires us to make judgements, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Our critical accounting estimates require a higher degree of judgement than others in their application and involve a significant level of uncertainty at the time the estimate was made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. We believe the following accounting policies involve critical estimates. For a detailed discussion of our significant accounting policies and related judgements, see “Notes to Unaudited Condensed Consolidated Financial Statements—Note 2 Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this report.

Revenue recognition

The Company recognizes revenue per Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishment of the pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the services delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment reports with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value added benefit contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance services, auto value added services, vehicle moving notification services and other services. The Company is primarily responsible for selecting the out-sourced vendors, integrating out-sourced services and services provided in house to generate various bundled benefits digital codes and providing technical support for the codes. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the codes and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in selecting third party vendors for some value added services and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Accounts receivable, net

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current creditworthiness, and current economic trends. Accounts are written off against the allowance after unsuccessful collection.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended December 31, 2023 and 2022. The Company does not believe that there were any uncertain tax positions as of December 31, 2023 and June 30, 2023. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended December 31, 2023 and 2022.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.